Exhibit 99.2

SEMPRA ENERGY
Table F (Unaudited)

Income Statement Data by Business Unit

Three Months Ended December 31, 2007

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 768	$ 1,114	$ 773	$ 412	$ 72	$ (11)	$ (18)	$ 3,110
Cost of Sales and Other Operating Expenses	588	937	465	328	70	13	34	2,435
Litigation Expense (Adjustment)	2	(1)	4	(1)	-	1	(1)	4
Depreciation & Amortization	76	71	7	15	2	-	1	172
Operating Income (Loss)	102	107	297	70	-	(25)	(52)	499
Other Income, Net	1	1	-	3	2	-	13	20
Income (Loss) before Interest & Taxes [1]	103	108	297	73	2	(25)	(39)	519
Net Interest Expense (Income) [2]	22	12	15	(2)	1	-	13	61
Income Tax Expense (Benefit)	34	38	96	35	-	(6)	(14)	183
Equity in Earnings of Certain Unconsolidated Subsidiaries	-	-	-	-	13	-	-	13
Discontinued Operations	-	-	-	-	-	-	1	1
Net Income (Loss)	$ 47	$ 58	$ 186	$ 40	$ 14	$ (19)	$ (37)	$ 289

Three Months Ended December 31, 2006

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 696	$ 1,036	$ 1,078	$ 422	$ 68	$ (1)	$ (54)	$ 3,245
Cost of Sales and Other Operating Expenses	519	868	701	334	62	8	4	2,496
Litigation Expense	-	1	2	8	1	1	-	13
Depreciation & Amortization	72	67	6	12	3	-	6	166
Operating Income (Loss)	105	100	369	68	2	(10)	(64)	570
Other Income (Expense), Net	(7)	-	-	1	(1)	-	13	6
Income (Loss) before Interest & Taxes [1]	98	100	369	69	1	(10)	(51)	576
Net Interest Expense (Income) [2]	17	11	14	(11)	(2)	(3)	19	45
Income Tax Expense (Benefit)	26	34	125	27	20	-	(52)	180
Equity in Losses of Certain Unconsolidated Subsidiaries	-	-	(16)	-	(206)	-	-	(222)
Discontinued Operations	-	-	-	-	-	-	(4)	(4)
Net Income (Loss)	$ 55	$ 55	$ 214	$ 53	$ (223)	$ (7)	$ (22)	$ 125

[1] Management believes "Income (Loss) before Interest & Taxes" (Operating Income plus Other Income, Net) is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest Expense (Income) includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.

Exhibit 99.2

SEMPRA ENERGY
Table F (Unaudited)

Income Statement Data by Business Unit

Year Ended December 31, 2007

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 2,852	$ 4,282	$ 2,674	$ 1,476	$ 314	$ (22)	$ (138)	$ 11,438
Cost of Sales and Other Operating Expenses	2,041	3,563	1,848	1,168	297	42	41	9,000
Litigation Expense	10	1	58	1	-	2	1	73
Depreciation & Amortization	301	281	26	56	11	-	11	686
Operating Income (Loss)	500	437	742	251	6	(66)	(191)	1,679
Other Income (Expense), Net	11	(3)	-	9	(1)	-	65	81
Income (Loss) before Interest & Taxes [1]	511	434	742	260	5	(66)	(126)	1,760
Net Interest Expense (Income) [2]	93	44	31	(13)	2	2	51	210
Income Tax Expense (Benefit)	135	160	252	111	(2)	(22)	(110)	524
Equity in Earnings of Certain Unconsolidated Subsidiaries	-	-	40	-	59	-	-	99
Discontinued Operations	-	-	-	-	-	-	(26)	(26)
Net Income (Loss)	$ 283	$ 230	$ 499	$ 162	$ 64	$ (46)	$ (93)	$ 1,099

Year Ended December 31, 2006

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 2,785	$ 4,181	$ 3,256	$ 1,454	$ 295	$ (22)	$ (188)	$ 11,761
Cost of Sales and Other Operating Expenses	2,014	3,477	2,345	1,120	272	37	(2)	9,263
Litigation Expense (Adjustment)	3	(2)	10	38	4	1	2	56
Depreciation & Amortization	291	267	25	46	12	-	16	657
Operating Income (Loss)	477	439	876	250	7	(60)	(204)	1,785
Other Income (Expense), Net	8	(1)	-	355	2	-	17	381
Income (Loss) before Interest & Taxes [1]	485	438	876	605	9	(60)	(187)	2,166
Net Interest Expense (Income) [2]	96	42	62	(13)	(4)	-	69	252
Income Tax Expense (Benefit)	152	173	294	243	12	(18)	(215)	641
Equity in Losses of Certain Unconsolidated Subsidiaries	-	-	(16)	-	(166)	-	-	(182)
Discontinued Operations	-	-	-	-	-	-	315	315
Net Income (Loss)	$ 237	$ 223	$ 504	$ 375	$ (165)	$ (42)	$ 274	$ 1,406

[1] Management believes "Income (Loss) before Interest & Taxes" (Operating Income plus Other Income, Net) is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest Expense (Income) includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.